Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

Plains Exploration & Production Company:

We consent to the incorporation by reference in the Form 8-K of Plains Exploration & Production Company dated June 19, 2003, of our report included in the Registration Statement (333-103149) on Form S-4 of Plains Exploration & Production Company dated February 14, 2003, with respect to the consolidated balance sheets of 3TEC Energy Corporation as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002.

Our report refers to a change in the method of accounting for derivative financial instruments, effective January 1, 2001.

KPMG LLP

Houston, Texas

June 19, 2003